Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

December 11, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen California AMT-Free Quality Municipal Income Fund (“NKX” or the “Fund”)
File Nos. 333-225399 and 811-21212

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on August 15, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on June 1, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

1.

Comment:   Because the term “Quality” in the name of the Fund qualifies “Municipal Income,” please clarify that the Fund’s policy to invest at least 80% of its Managed Assets in investment grade securities that, at the time of investment, are rated within the four highest grades (Baa or BBB or better) by at least one nationally recognized statistical rating organization or are unrated but judged to be of comparable quality by NFALLC and/or Nuveen Asset Management applies to municipal securities.

Response:   Registrant will make the requested change.

2.

Comment:   Please disclose that, for purposes of determining compliance with the Fund’s investment policies, for purposes of calculating Managed Assets, the Fund will value eligible derivatives at market value or fair value instead of notional value.

Response:   Registrant will add the requested disclosure.

3.	Comment: Please consider adding risk disclosure regarding financial futures and options to the summary.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

December 11, 2019

Response:   Registrant will add a cross-reference to the disclosure regarding such instruments that is contained in the Risk Factors section of the Prospectus.

4.	Comment: Please define the term “effective leverage” in the disclosure.

Response:   For purposes of simplifying the disclosure, the Registrant has determined to remove this term from the Prospectus.

PART C

5.	Comment: Please confirm supplementally that the Registrant will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response: The Registrant so confirms.

*************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget

encl.